12340 El Camino Real, Suite 250

San Diego, CA 92130

July 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Attention: Abigail Jacobs or Erin Jaskot

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viking Therapeutics, Inc.
Registration Statement on Form S-3
Filed July 11, 2018
File No. 333-226133

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viking Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-226133) of the Registrant (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2018, be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on July 19, 2018 or as soon thereafter as may be practicable. As of the date hereof, there is no managing or principal underwriter for any of the Registrant’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Registrant hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely,

VIKING THERAPEUTICS, INC.

By:	/s/ Brian Lian, Ph.D.
Brian Lian, Ph.D.
President and Chief Executive Officer

cc:Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)